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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HAVENWOOD CAPITAL MARKETS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 RIDGEBROOK ROAD, SUITE 104
(No. and Street)

SPARKS	MARYLAND	21152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENT LOCKWOOD **410-472-2695**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FLORIDA	32751
(Address and City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, BRENT M. LOCKWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or HAVENWOOD CAPITAL MARKETS, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Public Notary

Eric I. Song
Notary Public
State of Maryland
Harford County
My Commission Expires April 27, 2011

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVENWOOD CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

HAVENWOOD CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
For the year ended December 31, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Members
Havenwood Capital Markets, LLC
Sparks, Maryland

We have audited the accompanying statements of financial condition of Havenwood Capital Markets, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havenwood Capital Markets, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 9 and11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, P.A.

Maitland, Florida
February 15, 2011

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 150,043
Accounts Receivable	686
Other Assets	10,981
Total Current Assets	161,710
FURNITURE AND EQUIPMENT AT COST (Note 1)	
Furniture and Equipment	24,118
Less: Accumulated Depreciation	14,985
Furniture and Equipment, Net	9,133
TOTAL ASSETS	$ 170,843

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 6,572
MEMBERS' EQUITY	164,271
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 170,843

The Accompanying Notes Are An Integral Part Of These Statements

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Consulting Fees	$ 8,250
Trading Income	7,002
Loan Sale Fees	975
Interest Income	107
	16,334
EXPENSES	
Accounting and Tax	7,919
Clearing Fees	540
Consulting-Related	4,460
Depreciation	5,121
Insurance	3,647
Information Services	27,261
Marketing	28
Miscellaneous	1,508
Office Expenses	942
Payroll Taxes	904
Postage and Shipping	114
Regulatory Expenses	7,629
Rent	22,908
Salaries	7,934
Taxes - Other	547
Telecommunications	7,071
Travel and Entertainment	645
Casualty Loss on Asset	887
	100,065
NET INCOME (LOSS)	$ (83,731)

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Members' Equity - December 31, 2009	$ 248,002
Members' Capital Contributions	0
Net Income (Loss)	(83,731)
MEMBERS' EQUITY - DECEMBER 31, 2010	$ 164,271

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (83,731)
Adjustments To Reconcile Net Earnings to Net Cash Provided By Operating Activities	
Depreciation and Amortization	5,121
Loss on Disposal of Asset	887
Changes In Assets And Liabilities	
Accounts Receivable	10
Other Assets	(624)
Accounts Payable and Accrued Expenses	(5,386)
Net Cash Provided By (Used For) Operating Activities	(83,723)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Furniture and Equipment	0
Net Cash Provided By (Used For) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Capital Contribution	0
Net Cash Provided By (For) Financing Activities	0
Net Increase (Decrease) In Cash	(83,723)
Cash and Cash Equivalents at December 31, 2009	233,766
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2010	$ 150,043

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Nature of Operations – The Company was organized on September 6, 1995 under the name Ipex, LLC, as a broker-dealer registered under the Securities Exchange Act of 1934, and is subject to regulation by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Approval to operate as a broker-dealer was granted by the SEC and other regulatory agencies on December 13, 1995. Ipex, LLC operated under a clearance agreement with another broker, whereby such broker assumed and maintained the Company's customer accounts.

On October 13, 1997, the members of Ipex, LLC sold their membership interests in the Company. The new members changed the name of the Company to Havenwood Capital Markets, LLC and initiated the review for continuing membership process with the predecessor to FINRA, the National Association of Securities Dealers, Inc. (NASD). Management received NASD approval in February of 1998.

Havenwood Capital Markets, LLC is a limited liability company that is being taxed as an 'S' Corporation. There is a single class of membership, with each member having limited liability.

Collateral Account – The Company's clearing agreement is with Southwest Securities. It was transferred from DB Alex. Brown in February 2003. The Company is required to maintain a minimum clearing deposit of $125,000. As of December 31, 2010, the Company had a balance of $142,572 at Southwest Securities, a balance of $7,125 at Bank of America, and balances totaling $345 at Lafayette Federal Credit Union.

Basis of Accounting – The books and records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles.

Cash – For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and deposits in checking and money market accounts.

Subsequent Events – Management has evaluated subsequent events through February 15, 2011, the date on which the financial statements were available to be issued.

Equipment – Equipment is carried at cost. Depreciation for both financial statement and tax purposes is computed using straight-line and accelerated methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred. Depreciation expense for the twelve months ended December 31, 2010 was $5,121.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting Policies – Preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates made by management.

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective January 1, 2004. Therefore, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on their respective share of the Company's taxable income. Accordingly, no provision for income taxes is included in these financial statements.

Net Capital Requirement – The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital of $144,157, which is $44,157 in excess of its required net capital. At December 31, 2010, the Company had aggregate indebtedness of $6,572. The ratio of aggregate indebtedness to net capital was .0456 to 1.

NOTE 2 – CASH

Cash in bank accounts is insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC); cash in money market accounts is not insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. At December 31, 2010 the Company had no uninsured bank balances.

NOTE 3 – LEASE

In 2010, the Company leased an office in Sparks, Maryland. The current term of the lease is on a month-to-month basis, expiring March 31, 2011, at $1,435 per month. In 2010, the Company sublet office space in Washington, DC. The current term of the sublease is on a month-to-month basis, expiring May 31, 2011, at $958 per month. To defer some of the cost on the Washington, DC office, the Company has entered into an office sharing agreement, and receives $479 per month. Net rent expense for the two offices for the year was $22,908.

Given the month-to-month nature of both the lease and the sublease, at December 31, 2010 the Company is obligated for future minimum lease payments in 2011 of $2,393, comprising the lease and sublease payments for January, 2011.

NOTE 4 – CONCENTRATIONS OF RISK

For the year ended December 31, 2010, the Company's non-interest revenue was from two sources—57% from Lafayette Federal Credit Union (consulting and loan sale revenue), and 43% from clients of Marshfield Associates (trading revenue).

HAVENWOOD CAPITAL MARKETS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 164,271
Deductions:	
Non-allowable assets	
Other assets	(10,981)
Fixed assets - net	(9,133)
Total non-allowable assets	(20,114)
Net capital	144,157
Minimum net capital requirements:	100,000
Excess net capital	$ 44,157

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

HAVENWOOD CAPITAL MARKETS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Total aggregate indebtedness:

Accounts payable and accrued expenses	6,572
Aggregate indebtedness	$ 6,572

Ratio of aggregate indebtedness to net capital .0456 to 1

HAVENWOOD CAPITAL MARKETS, LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
As of December 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Havenwood Capital Markets, LLC
Sparks, Maryland

In planning and performing our audit of the financial statements of Havenwood Capital Markets, LLC (a limited liability company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Osburn and Company, PA

Maitland, Florida
February 15, 2011